We Sell For U Corp.
                               700 Shadow Bay Way
                                Osprey, FL 34229
                              Tele: 941--9288-9359
                                Fax: 941-918-1878

                           FAX TRANSMITTAL & EDGARIZED

                                                      March 6, 2008

Ms. Barbara C. Jacobs
Assistant Director
Mr. Hugh Fuller
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

                RE:  COMMENT LETTER dated February 22, 2008
                     TELEPHONE CONVERSATION March 6, 2008
                     We Sell For U Corp.
                     Registration Statement on Form S-1/A
                     Filed January 25, 2008
                     File No. 333-148855

Dear Ms. Jacobs
     Mr. Fuller :

         1. We are amending our filing to include our auditors consent to use their opinion on Form S-1/A. The consent of auditor has been provided as Exhibit 23.1

         2. We have deleted the phrase SB on page 30.

         3. We have deleted phrase "name of small business..." from facing page.

         4. We are attaching a letter requesting acceleration of the effective date of the above-captioned Registration Statement.

                                       Very truly yours,


                                       Edward T. Farmer
                                       President